
November 21, 2013

Via E-mail
Michael P. Durney
President and Chief Executive Officer
Dice Holdings, Inc.
1040 Avenue of the Americas, 16th Floor
New York, NY 10018

> **Re: Dice Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 29, 2013**
> **File No. 333-191962**

Dear Mr. Durney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 6

1.   We note that the selling shareholder table includes shares from a prior registration statement pursuant to Rule 429. By footnote or otherwise, please identify the shares first registered for resale in this registration statement and the terms on which the selling shareholders acquired those shares. Note in this regard that Item 507 of Regulation S-K requires that you disclose any material relationships between the selling shareholders and the company within the past three years.

Incorporation by Reference, page 16

2.   We note that you filed a Form 8-K on November 15, 2013. Please revise to specifically incorporate the Form 8-K and all Exchange Act reports "filed" pursuant to Section 13(a), 13(c), 14 or 15(d) of the Act prior to effectiveness of the registration statement.

3.   We note you have incorporated by reference a Form 8-K filed October 10, 2013 though it does not appear that a Form 8-K was filed on that date. Please revise as necessary.

Signatures, page II-4

4.   In addition to the signatures you have provided, Form S-3 requires the registration statement to be signed by your principal accounting officer or controller. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP